EXHIBIT 99.1


Magal Security Systems Reports Fourth Quarter 2009 and Year-End 2009 Financial Results

Press Release
Source: Magal Security Systems Ltd
On Monday April 12, 2010, 6:00 am EDT

YAHUD, Israel, April 12, 2010 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its consolidated financial results for the three and twelve month periods ended December 31, 2009. Management will hold an investors' conference call later today, at 9am ET Time, 4pm Israel time, to discuss the results.

In September 2009, Magal's Board of Directors resolved to discontinue the operation of the European integration subsidiary that was, acquired in September 2007. The subsidiary was sold in December 2009. The results for the three and the twelve month periods ended December 31, 2009 and 2008, as well as the capital gain resulting from the sale, were reclassified to disclose the results of that subsidiary as discontinued operations.

FOURTH QUARTER 2009 RESULTS

Revenues for the fourth quarter of 2009 totaled US$15.0 million, a decrease of 10.1% compared to the fourth quarter of 2008. The revenue decrease is mostly attributable to revenue shortfall in the North and Latin American markets compared with the comparable period in 2008.

Gross profit for the fourth quarter of 2009 was US$5.7 million, or 38.3% of revenues, compared to 35.4% of revenues as reported for the fourth quarter of 2008. Gross margin in the quarter increased despite the lower revenue, due to a more favorable mix of products and projects and a more favorable currency exchange rate environment for Magal in 2009 compared with 2008. Gross margin also benefited from the rationalization of costs and consolidation of the North American business into one unit.

Operating loss for the fourth quarter of 2009 was US$0.9 million, compared with an operating loss of US$8.3 million for the fourth quarter of 2008.

Financing expenses in the three months ended December 31, 2009 amounted to US$0.5 million compared to financing income of US$0.2 million in the fourth quarter of 2008.

Income from discontinued operations was US$4.3 million in the fourth quarter of 2009 compared with a loss of US$12.0 million in the same period last year.

Net income attributable to Magal's shareholders for the fourth quarter of 2009, was US$2.0 million, compared with a net loss of US$24 million for the fourth quarter of 2008. Net earnings per share in the fourth quarter of 2009 was US$0.19, compared with a net loss per share of US$(2.31) in the same period last year.


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FULL YEAR 2009 RESULTS

Revenues for the year ended December 31, 2009 was US$54.5 million, a 4.5% decrease compared with the previous year. The decrease is primarily attributable to the lower revenues generated by the Company's Canadian subsidiary and a reduction in revenues in the European market.

Gross profit for the year increased by 8.4% to US$21.2 million, representing 38.9% of revenues, compared with US$19.5 million, representing 34.2% of revenues in 2008. This increase is mainly attributable to the previously-mentioned more favorable currency exchange rate environment for Magal in 2009 compared with 2008 as well as a more favorable mix of products and projects. Gross margin also benefited from the rationalization of costs and consolidation of the North American business into one unit.

Operating loss for 2009 was US$2.7 million, compared with an operating loss of US$14.6 million in 2008. The operating loss in 2009 was primarily attributable to the lower volume of revenues resulting from the global economic crisis in 2009.

Net loss attributable to Magal's shareholders for 2009 was US$0.9 million compared with a net loss of US$32.6 million in 2008. Net loss per share for the year ended December 31, 2009 was US$0.08, compared with a net loss per share of US$3.14 in 2008.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, "2009 was a turnaround year for Magal. I believe that the changes initiated by the new management team provide a solid foundation for improvements in 2010 and beyond. Over the past year, we have focused on improving every area of the business. This has included making some key management changes, rationalizing all costs, as well as consolidating our North American business into one unit, realizing significant cost savings. The improvement in our margins over the past year, is a clear testament to our success in this regard."

"Looking ahead, in 2010 we intend to continue to develop and sell new advanced security sensors, continue to build on our success with Fortis in the Municipal Control and Command field, and improve our capabilities in the Intelligent Video Analytics space. While the past year has seen many changes for Magal, I believe that they were for the better and together with the whole management team at Magal, we remain enthusiastic about Magal's future," concluded Mr. Livneh.

INVESTORS' CONFERENCE CALL INFORMATION:

The Company will host a conference call on April 12, 2010 at 9am ET. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-888-668-9141
    Israel Dial-in Number: 03-918-0609
    UK Dial-in Number: 0-800-917-5108
    International Dial-in Number: +972-3-918-0609

at 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00pm UK Time; 4:00 pm Israel Time.


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A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ:MAGS - News).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

    - Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

    - Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

    - Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations


    This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward- looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


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                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)


                             Year Ended                Quarter Ended
                            December 31,                 December 31,
                        2009        2008      %      2009        2008      %
                                         change                       change

    Revenues          54,518      57,105   (4.5)   14,966      16,645  (10.1)

    Cost of           33,331      37,559  (11.3)    9,230      10,748  (14.1)
    revenues

    Gross profit      21,187      19,546    8.4     5,736       5,897   (2.7)
    Operating
    expenses:
     Research and      4,816       5,556  (13.3)    1,361       1,275    6.7
     development,
     net
     Selling and      10,876      12,953  (16.0)    3,027       3,838  (21.1)
     marketing
     General and       8,216      10,243  (19.8)    2,235       4,157  (46.2)
     administrative
     Impairment of
     goodwill and
     other                 -       2,772                -       2,772
     intangible
     assets
    Post employment        -       2,582                -       2,144
    and termination
    benefits

    Total operating   23,908      34,106  (29.9)    6,623      14,186  (53.3)
    expenses

    Operating loss    (2,721)    (14,560)            (887)     (8,289)
    Financial          1,568       1,314   19.3       503        (228)
    expenses, net

    Income (loss)     (4,289)    (15,874)          (1,390)     (8,061)
    from continuing
    operations
    before income
    taxes
    Income tax           728       3,066  (76.3)      877       3,988  (78.0)


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    Net Income from   (5,017)    (18,940)          (2,267)    (12,049)
    continuing
    operations
    Net Income         4,216     (13,662)           4,313     (11,979)
    (loss) from
    discontinued
    operations
    Net income          (801)    (32,602)           2,046     (24,028)
    (loss)

    Less: net
    income
    attributable to
    non-controlling
    interest              54           -               54           -
    Net income
    (loss)
    attributable to
    Magal Ltd.
    shareholders        (855)    (32,602)           1,992     (24,028)
    Basic net
    earnings per
    share from
    continuing
     operations       $(0.49)     $(1.82)          $(0.22)     $(1.16)
     Basic net
     earnings (loss)
     per share from
     discontinued
     operations       $ 0.41      $(1.32)          $ 0.41      $(1.15)
     Basic net
     earnings (loss)
     per share        $(0.08)     $(3.14)          $ 0.19      $(2.31)

     Weighted average
     number of shares
     outstanding used
     in computing
     basic net
     earnings
     per share        10,397      10,397           10,397      10,397


     Diluted net profit
     per share from
     discontinued
     operations         0.41           -             0.41           -
     Weighted average
     number of shares
     outstanding used
     in computing
     diluted net
     earnings
     per share        10,398           -           10,400           -


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                           MAGAL SECURITY SYSTEMS LTD.

                                 FINANCIAL RATIOS

                             Twelve Months Ended         Three months Ended
                                         Dec. 31,                   Dec. 31,
                               2009         2008           2009        2008
                                  %           %              %            %

    Gross margin               38.9         34.2           38.3        35.4
    Research and development,
    net as a % of revenues      8.8          9.7            9.1         7.7
    Selling and marketing as   19.9         22.7           20.2        23.1
    a % of revenues
    General and
    administrative as a % of
    revenues                   15.1         17.9           14.9        25.0
    Special post employment       -          4.5             -         12.9
    benefit
    Operating margin           (5.0)       (25.5)         (5.9)       (49.8)
    Net margin before          (9.2)       (33.2)         (15.1)      (72.4)
    discontinued operations
    Net income (loss) on
    discontinued operations
    as a % of revenues          7.7        (23.9)          28.8       (72.0)
    Net margin after           (1.5)       (57.1)          13.7      (144.4)
    discontinued operations



                        CONDENSED CONSOLIDATED BALANCE SHEETS
                    (All numbers expressed in thousands of US$)

                                                   December       December
                                                         31,            31,
                                                       2009           2008
    CURRENT ASSETS:
    Cash and cash equivalents                      $ 11,869       $ 16,835
    Marketable securities                                            1,000
    Short term bank deposits                          1,807          1,228
    Restricted deposit                                               3,223
    Trade receivables                                12,328         15,800
    Unbilled accounts receivable                      5,892          5,055
    Other accounts receivable and prepaid             1,416          4,607
    expenses
    Deferred income taxes                               272          1,321
    Inventories                                      10,912         12,728
    Cost incurred on long term contracts                             7,646
    Total current assets                             44,496         69,443

    Long term investments and receivables:
    Long-term trade receivables                       1,753          1,839
    Long-term loan                                      200            519
    Long-term deposits                                   40          1,826
    Escrow deposit                                                     860
    Severance pay fund                                2,476          2,763
    Total long-term investments and                   4,469          7,807
    receivables


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    PROPERTY AND EQUIPMENT, NET                       9,178          8,441

    OTHER ASSETS, NET                                   269          2,925

    GOODWILL                                          2,053          1,874

    ASSETS ATTRIBUTABLE TO DISCONTINUED                  28             47
    OPERATIONS

    Total assets                                    $60,493        $90,537

    CURRENT LIABILITIES:
    Short-term bank credit                          $ 8,234       $ 23,182
    Current maturities of long-term bank debt         1,824            813
    Trade payables                                    4,018         13,145
    Other accounts payable and accrued                9,918         15,924
    Expenses
    Total current liabilities                        23,994         53,064

    LONG-TERM LIABILITIES:
    Long-term bank debt                                 548          2,282
    Deferred income taxes                                35            482
    Accrued severance pay                             3,562          3,823
    Total long-term liabilities                       4,145          6,587

    LIABILITIES ATTRIBUTABLE TO DISCONTINUED             45            168
    OPERATIONS

    SHAREHOLDERS' EQUITY                             32,309          0,718

    TOTAL LIABILITIES AND SHAREHOLDERS'             $60,493         90,537
    EQUITY
         Total bank debt to total                      0.33           0.86
         capitalization
         Current ratio                                 1.85           1.31



    For more information:
    Magal Security Systems Ltd.
    Ilan Ovadia, CFO
    Tel: +972-(3)-539-1444
    E-mail: ilano@magal-s3.com
    Web: http://www.magal-s3.com

    CCG Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@ccgisrael.com